UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
			☐ Form N-SAR	☐ Form N-CSR

For Period Ended:   December 31, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Senmiao Technology Limited
Full Name of Registrant

N/A
Former Name if Applicable

16F, Shihao Square, Middle Jiannan Blvd., High-Tech Zone
Address of Principal Executive Office (Street and Number)

Chengdu, Sichuan, China 610000
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) Not applicable.

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As reported in the Current Report on Form 8-K filed by Senmiao Technology Limited (the “Registrant”) with the Securities and Exchange Commission on November 28, 2018, the Registrant completed the acquisition of 60% of the outstanding equity interest in Hunan Ruixi Financial Leasing Co., Ltd., a automobile transaction and leasing services provider (“Ruixi”), on November 22, 2018 (the “Ruixi Acquisition”). The Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2018 (the “Form 10-Q”) will be the first quarterly report filing for the Registrant since the completion of the Ruixi Acquisition. The Registrant requires additional time to complete certain disclosures and analyses to be included in the Form 10-Q in connection with the Ruixi Acquisition. As a result of the above-described matters related to the Ruixi Acquisition, the compilation, dissemination and review of the information required to be presented in the Form 10-Q could not be completed and filed by the Registrant without undue hardship and expense to the Registrant. The Registrant expects to file the Form 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Xi Wen	+86-28	61554399
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ NO ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ NO ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described above in “Part III – Narrative” of this Form 12b-25, the Registrant completed the Ruixi Acquisition on November 22, 2018. As a result of the Ruixi Acquisition, the Registrant anticipates that there will be a significant change in the results of operations from the corresponding period for the last fiscal year because its results of operations for the three-month period ended December 31, 2018 will include Ruixi’s results of operations from the acquisition date, whereas the results of operations from the corresponding period for the last fiscal year will not include any of Ruixi’s results of operations. As described above in “Part III – Narrative” of this Form 12b-25, the Registrant requires additional time to complete certain disclosures and analyses to be included in the Form 10-Q in connection with the Ruixi Acquisition. As a result, the Registrant is unable to provide an accurate quantitative estimate of its results of operations for the three-month period ended December 31, 2018 at this time.

Senmiao Technology Limited
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 14, 2019	By:	/s/ Xi Wen
Name: Xi Wen
Title: Chief Executive Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).